                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE TO-I/A

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                                 ZONAGEN, INC.
-------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                                 ZONAGEN, INC.
                               JOSEPH S. PODOLSKI
                                LOUIS PLOTH, JR.
-------------------------------------------------------------------------------
                 (Names of Filing Persons (offeror and issuer)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  98975L 10 8
-------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                               Joseph S. Podolski
                     President and Chief Executive Officer
                                 Zonagen, Inc.
                       2408 Timberloch Place, Suite B-10
                           The Woodlands, Texas 77380
                                 (281) 719-3400
-------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                        Copy to: Jeffrey R. Harder, Esq.
                               Andrews Kurth LLP
                     10001 Woodloch Forest Drive, Suite 200
                           The Woodlands, Texas 77380
                                 (713) 220-4801
-------------------------------------------------------------------------------

                           Calculation of Filing Fee

Transaction valuation*                                     Amount of filing fee
    $18,000,000                                                  $1,456.20

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. This calculation assumes the purchase of all of the shares of common stock being sought by the offeror at the maximum purchase price of $2.10 per share for an aggregate purchase price of $18 million.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   $1,456.20
                                            --------------------
                  Form or Registration No.: Schedule TO-I
                                            --------------------
                  Filing Party:             Zonagen, Inc.
                                            --------------------
                  Date Filed:               November 19, 2003
                                            --------------------

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[X]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

INTRODUCTION.

This Amendment Number 1 amends and supplements the Tender Offer Statement on Schedule TO-I dated November 19, 2003 (the "Schedule TO") relating to an issuer tender offer by Zonagen, Inc., a Delaware corporation, to purchase up to 8,571,428 shares of its common stock, par value $0.001 per share. Zonagen, Inc. is offering to purchase these shares at a price not greater than $2.10 nor less than $1.83 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Zonagen, Inc.'s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2003 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer and copies of which were attached to the Schedule TO dated November 19, 2003 as Exhibits (a)(1) and (a)(2), respectively.

All of the information in the Offer to Purchase and the related letter of transmittal is hereby incorporated by reference with respect to Items 1 through 9 and 13 of the Schedule TO, except as noted below.

ITEMS 1-9 AND 13.

Items 1 through 9 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related letter of transmittal, are hereby amended as follows:

(1) In the Supplement, the Company has amended and revised all relevant language from the Offer to Purchase to reflect that the Company is making an Offer for up to 8,571,428 Shares and has removed its reference to being limited to paying an aggregate purchase price of $18,000,000.

(2) In the Supplement, the Company has amended and revised all relevant language from the Offer to Purchase to reflect the new Expiration Date of the Offer of January 7, 2004.

(3) The first sentence of the fourth paragraph of the subsection "Introduction" on the cover page was revised to read as follows:

         "Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes in connection with the tender of Shares pursuant to the Offer, except that if you hold your Shares through a broker or bank, you should ask your broker or bank if you will be charged a fee to tender your Shares."

(4) The last sentence of the answer to Q2 on page i of the Summary has been deleted.

(5) The second sentence of the answer to Q3 on page ii of the Summary has been revised to read as follows:

         "We would begin with the minimum Purchase Price in the Purchase Price Range, or $1.83, and continue up the Purchase Price Range until we get to a Purchase Price that permits us to purchase 8,571,428 Shares."

(6) Q4 and the answer to Q4 on page ii of the Summary have been revised to read as follows:

        "WHAT HAPPENS IF STOCKHOLDERS TENDER MORE THAN 8,571,428 SHARES?

         If more than 8,571,428 Shares are tendered at or below the Purchase Price selected, and we do not elect to increase the number of shares sought as described in Q2 above, then the Shares tendered will be subject to proration, or a proportionate reduction among all tendering stockholders in the number of tendered Shares that we will purchase in the Offer; provided, that, we will purchase all shares held by holders holding less than 100 shares prior to purchasing any other shares. In the event proration of the tendered Shares occurs, we will determine the proration percentage as soon as practicable after the Expiration Date. See "Introduction" and "Section 1. General Information about the Company, the Shares, and the Tender Offer--Proration.""

(7) The third sentence of the answer to Q6 on page ii of the Summary has been revised to read as follows:

         "We anticipate that we will have approximately $4 million in net cash, or more if less than 8,571,428 Shares are tendered or if we pay less than $2.10 per Share, which management believes will allow it operate for twelve to eighteen months following completion of the Offer."

(8) The following bullet was added as the first bullet to the answer to Q10 on page iv of the Summary:

         "we receive Shares properly tendered and not properly withdrawn representing at least 30% of our outstanding common stock"

(9) The second bullet to the answer to Q10 on page iv of the Summary has been revised to read as follows:

         "we believe there are events that, in the reasonable judgment of our Board of Directors after a good faith inquiry, may have a material adverse effect on us"

(10) The following sentence was added after the first full sentence of the answer to Q11 on page iv of the Summary:

         "However, in the event there is a material change as a result of such amendment, we will comply with any applicable SEC rules and regulations, including Rule 13e-4, as discussed in more detail in Section 11 hereof."

(11) The following sentence was added after the first sentence of the answer to Q12 on page iv:

         "In addition, in the event there is a material change as a result of such amendment, we will comply with any applicable SEC rules and regulations, including Rule 13e-4, as discussed in more detail in Section 11 hereof."

(12) The first sentence of the answer to Q14 on page v of the Summary has been revised to read as follows:

         "If your Shares are purchased in the Offer, you will be paid an amount equal to the Purchase Price times the number of your Shares we are purchasing, in cash, without interest, promptly following the Offer and the acceptance of the Shares for payment."

(13) Q17 and the fist paragraph of the answer to Q17 on page v of the Summary have been revised to read as follows:

   "WHAT DO THE FILING PERSONS AND THE BOARD OF DIRECTORS THINK OF THE OFFER?

         Our Board of Directors, and Joseph Podolski and Louis Ploth, have approved the Offer and believe that the Offer is fair to our unaffiliated stockholders based upon the Board's determination of a fair and reasonable value per Share. In approving the Offer, the Board's purpose was to afford stockholders an opportunity to receive cash for the Shares they choose to tender at a price per Share no less than the anticipated cash liquidation value of the Shares and in excess of market trading volumes and prices while, at the same time, enabling stockholders who wish to maintain their investment in Shares, and to assume the benefits and risks of future operations, to do so. See "Section 4. Position of the Board and Filing Persons; Fairness of the Offer.""

(14) The last sentence of the answer to Q19 on page vi of the Summary has been revised to read as follows:

         "Assuming that we purchase the maximum amount of Shares, Mr. Podolski could beneficially own 10.8% of our outstanding shares and Mr. Ploth could beneficially own 4.3%, which percentages include 248,000 shares issuable upon exercise of Mr. Podolski's exercisable options and 100,700 shares issuable upon exercise of Mr. Ploth's exercisable options."

(15) The second to the last sentence of the answer to Q21 on page vii of the Summary has been revised to read as follows:

         "This Offer is considered a "Going Private" transaction because there is a reasonable likelihood that we may be delisted from Nasdaq if we do not continue to meet its continued listing requirements."

(16) The following two sentences have been added after the fourth sentence of the answer to Q23 on page viii of the Summary:

         "Since mid 2001, we have employed the minimum number of employees we believed was necessary to pursue certain development objectives for our technologies, while seeking strategic alternatives. By retaining a small number of employees, we have been able to keep costs at a minimum, thereby operating in a "virtual" manner since such date."

(17) The subsection "Priority of Purchases" on page 4 has been revised to read as follows:

         "Upon the terms and conditions of the Offer, if 8,571,428 Shares or less are properly tendered and not properly withdrawn, then we will purchase all properly tendered Shares at the Purchase Price.

         Upon the terms and conditions of the Offer, if more than 8,571,428 Shares are properly tendered and not properly withdrawn at or below the Purchase Price selected by us in accordance with the terms of this Offer, then we will purchase properly tendered Shares in the following order:

         - First, all Shares properly tendered and not properly withdrawn by any "odd lot holder" (as defined below) who:

                  (i) tenders all Shares owned (beneficially or of record) by the odd lot holder at the Purchase Price (tenders of less than all the Shares owned will not qualify for this preference); and

                  (ii) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

         - Second, after the purchase of all the Shares properly tendered by odd lot holders and subject to the conditional tender procedures described in "Section 9. Conditional Tender Procedures," all other Shares properly tendered at or below the applicable Purchase Price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional Shares, as described below.

         As a result, all the Shares that you tender in this Offer may not be purchased, even if they are properly tendered. This will occur if we receive more than 8,571,428 Shares properly tendered at or below the applicable Purchase Price."

(18) The first sentence of the subsection "Proration" on page 5 has been revised to read as follows:

         "Proration of the number of Shares tendered by each tendering stockholder will occur if we receive more than 8,571,428 Shares properly tendered and not withdrawn at or below the Purchase Price."

(19) The third and fourth paragraph of the subsection "Example of the Mechanics of the Offer" on page 6 have been revised to read as follows:

         "In order to set the Purchase Price under the assumptions in this example, we would begin with the minimum Purchase Price in the Purchase Price Range, or $1.83, and continue up the Purchase Price Range until we get to a Purchase Price that permits us to purchase 8,571,428 Shares. At $1.99, we could purchase 8,500,000 Shares, which is below the maximum number of Shares being sought, so we would then move up to the next price in the Purchase Price Range. At $2.00 and given the 9,500,000 Shares tendered at or below this price, this would permit us to purchase the maximum number of Shares we are seeking, at the highest possible price in the range. As a result, $2.00 is the price that we would set as the Purchase Price.

         However, since we are not purchasing more than 8,571,428 Shares, this situation would require us to prorate certain of the tendered Shares. First, we would purchase all 2,000,000 Shares tendered by odd lot holders. We would purchase the remaining 7,500,000 Shares tendered at or below $2.00 on a pro rata basis. Since we would only be purchasing an additional 6,571,428 Shares at a Purchase Price of $2.00, we would purchase from each stockholder a number of Shares determined by multiplying the total number of Shares tendered by such stockholder by the ratio of 6,571,428/7,500,000, rounded down to the nearest whole share. Therefore, in this scenario, if you tendered 10,000 Shares at a purchase price at or below $2.00, we would purchase 8,761 Shares from you at $2.00 per Share for an aggregate purchase price of $17,522."

(20) The third to the last paragraph and the second to the last paragraph in the subsection "Example of the Mechanics of the Offer" on page 6 have been revised to read as follows:

         "Our Board of Directors has approved the Offer. However, none of the Company, our Board of Directors or the Depository makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make its, his, or her own decision regarding whether to tender Shares, and, if so, how many Shares to tender.

         This Supplement to the Offer to Purchase, the Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer."

(21) The following paragraph replaces the fourth paragraph of the subsection "Background and Purpose of the Offer" on page 8:

         "Since April 2003, we have actively pursued all of the potential alternatives discovered by CIBC World Markets. CIBC World Markets originally identified over 70 potential strategic partners and contacted over 60 of these, all of which were pharmaceutical or biotechnology companies. We received bids from 18 of these contacts. We negotiated term sheets with four of these contacts, which resulted in negotiations with one of such contacts on a definitive merger agreement. However, none of these negotiations resulted in a definitive merger agreement agreeable to both parties. We believe that all of the transactions which we negotiated with these contacts from CIBC World Markets were strategic in nature to us given that we sought companies with technologies in the pharmaceutical or biotechnology areas that we felt had current or potential value. These transactions would most likely have been financial in nature for the parties with which we were negotiating given their desire to utilize our cash to develop these technologies. We have been unsuccessful in our attempts to secure a partner we believed would provide our stockholders with a fair value for their shares."

(22) The following sentences have been added to the end of the fifth paragraph of the subsection "Background and Purpose of the Offer" on page 8:

         "The Board considered the amount that it estimated could be paid to the stockholders if it were to declare the payment of a dividend and retain a sufficient reserve for any possible contingencies (including our currently outstanding class action lawsuit) and determined that the amount that would be paid to each stockholder on a per Share basis would be less than the amount being offered to the stockholders in this Offer (assuming that we retained the same amount, $4 million, for further development of the remaining technologies). In addition, the Board recognized that liquidation and dissolution of the Company at this time, given the pending class action lawsuit, was not an option, and that waiting for such litigation to be terminated would result in less cash being available to the stockholders upon a liquidation due to costs in the interim. Therefore, the Board believes that by providing stockholders with a choice at this time of whether to stay invested in the Company or to receive cash for their shares, it is providing the maximum amount to stockholders who wish to sell their shares while providing those stockholders who wish to remain invested in the Company an opportunity to do so."

(23) The following sentence was added to the end of the sixth paragraph of the subsection "Background and Purpose of the Offer" on page 8:

         "CIBC World Markets did not act as our financial advisor in connection with our decision regarding the proposed tender offer, or any of the other possible alternatives, such as a dividend or a liquidation and dissolution."

(24) The following paragraph was added to the end of the subsection "Background and Purpose of the Offer" on page 9:

         "Messrs. Podolski and Ploth believe that the transaction provides an opportunity for the Company to continue developing the remaining technologies, with each remaining in his current capacity, while also providing those stockholders who do not wish to participate in the development of such technologies an opportunity to sell their shares at a fair price. Messrs. Podolski and Ploth are undertaking to retain their shares because they wish to continue to participate in the development of the technologies, both in their capacities as stockholders and as management of the Company."

(25) The subsection "Certain Effects of the Offer" on page 9 was revised in its entirety to read as follows:

         "The following table shows our capitalization giving effect to the completion of the Offer assuming that 11,479,648 shares are outstanding, and additionally assuming the following scenarios: (i) only the minimum amount of thirty percent of our outstanding shares of common stock are tendered and we purchase all of them at the top of the range ($2.10), (ii) 6 million shares are tendered and we purchase all of them at the top of the range ($2.10), (iii) we purchase the maximum amount of shares for which we are making an offer at the top of the range ($2.10), (iv) we purchase the maximum amount of shares for which we are making an offer at the middle of the range ($1.96) and (v) we purchase the maximum amount of shares for which we are making an offer at the bottom of the range ($1.83). Please see our pro forma financial statements below set forth under "Pro Forma Financial Statements" of this Section 2 for a financial analysis of the effects of the Offer.


                                           NUMBER OF SHARES                                        APPROXIMATE NET
 AMOUNT AND PRICE OF SHARES PURCHASED    OUTSTANDING AFTER THE     APPROXIMATE AMOUNT OF CASH       CASH PER SHARE
             IN THE OFFER                       OFFER              REMAINING AFTER THE OFFER          REMAINING

1.   3,443,894 shares @ $2.10                  8,035,754                 $14.8 million                  $1.84
2.   6,000,000 shares @ $2.10                  5,479,648                  $9.4 million                  $1.72
3.   8,571,428 shares @ $2.10                  2,908,220                   $4 million                   $1.38
4.   8,571,428 shares @ $1.96                  2,908,220                  $5.2 million                  $1.79
5.   8,571,428 shares @ $1.83                  2,908,220                  $6.3 million                  $2.17


         This table is being provided for your convenience. We also refer you to the pro forma financial statements included herein under "---Pro Forma Financial Statements" for the associated accounting treatment, assuming 8,571,428 Shares are purchased for $18 million. In Nos. 1-3 above, if at least one stockholder tenders his or her Shares at $2.10 per Share, then all Shares tendered by all stockholders will be purchased at $2.10 per Share. Otherwise, we would go up the Purchase Price Range looking at all of the prices at which Shares were tendered to get to the lowest price that would permit us to purchase all of the Shares tendered in the Offer. In those situations, the highest price at which any stockholder tendered their Shares would be the selected Purchase Price because that would be the price that would allow us to purchase all of the Shares tendered. No. 4 assumes that at least 8,571,428 Shares were tendered at or below $1.96 per Share. Finally, in No. 5 above, we have assumed that at least 8,571,428 Shares have been tendered for the minimum price of $1.83. Any Shares tendered above that would not be purchased. See our example in Section 1 on page 6 for a detailed description of how the mechanics of the Offer will work in an actual setting.

         The Shares purchased in the Offer will return to the status of authorized but unissued shares of our capital stock and may be reissued from time to time as determined by the Board of Directors. We have no current plans to issue the Shares repurchased pursuant to the Offer.

         Consummation of the Offer will permit stockholders to receive cash for their Shares in an amount that exceeds the market price of the Shares (prior to the public announcement of the Offer) and is intended by the Board of Directors to represent a fair and reasonable value per Share. Any stockholders who do not tender all of their Shares will continue to participate in the risks and benefits associated with owning an equity interest in us. Some of the benefits include increases in the value of our Shares. The risks include, among other things, the risk of any decrease in the value of the Company. As a result of the transaction, all of our stockholders, including the unaffiliated stockholders, may recognize a gain in the event they tender their Shares in this Offer. Please refer to Section 3 of the Offer to Purchase for a detailed description of the tax effects of this Offer on tendering stockholders. We also urge you to consult your own tax consultants regarding your decision to tender. Stockholders who do not tender, both our affiliates and the unaffiliated stockholders, will not have any tax implications as a result of this Offer. Again, please refer to Section 3 of the Offer to Purchase for a detailed description of the tax effects on the Company as a result of the Offer.

         As a result of the Offer, Mr. Podolski may beneficially own or have the right to acquire up to 10.8% of our outstanding common stock, which amount includes 248,000 currently exercisable options to acquire shares of our common stock at prices ranging from $2.94 to $8.38. In addition, he will remain as a director and in his current position as President and Chief Executive Officer. In addition, Mr. Ploth may beneficially own or have the right to acquire up to 4.3% of our outstanding common stock, which amount includes 100,700 options to acquire shares of our common stock at prices ranging from $2.72 to $30.00. In addition, it is anticipated that he will be elected to the Board of Directors and that he will remain in his current position as Vice President, Business Development and Chief Financial Officer. The detriment to the Company and each of Messrs. Podolski and Ploth is the fact that, as a result of the Offer, the Company will have substantially less cash than it currently has to develop the remaining technologies. Because we have historically had no earnings, Messrs. Podolski and Ploth's interest in our net earnings will not be affected. The following table shows the effect of the Offer (assuming the maximum number of Shares purchased at the maximum price in the range) on Messrs. Podolski and Ploth's interests in our net book value in both dollar amounts and percentages:


                               INTEREST IN NET BOOK    INTEREST IN NET BOOK     INTEREST IN NET BOOK   INTEREST IN NET BOOK
                                 VALUE IN DOLLARS       VALUE BY PERCENTAGE       VALUE IN DOLLARS      VALUE BY PERCENTAGE
    FILING PERSON               PRIOR TO THE OFFER      PRIOR TO THE OFFER        AFTER THE OFFER         AFTER THE OFFER

Joseph S. Podolski                  $195,424                  0.8%                    $185,284               3.2%
Louis Ploth, Jr.                    $ 63,170                  0.3%                    $ 59,892               1.0%


(26) The first two paragraphs of the subsection "Going Private" on page 10 were revised to read as follows:

         "Because it is difficult to predict the likelihood of the Offer having the effect of being a "going private" transaction, we have incorporated into the Offer the disclosures required for a "going private" transaction. However, because the Offer is not intended to be or result in a "going private" transaction, we reserve our right to amend the Offer to eliminate the "going private" component of the Offer if we are able to ascertain from the responses to the Offer that there is no reasonable likelihood that the Offer will cause the Shares to be delisted from Nasdaq. We made this determination because it is unclear what effect this Offer will have on our ability to remain listed on either the Nasdaq National Market or the Nasdaq Small Cap Market (see discussion under "--Nasdaq" below--).

         A "going private" transaction, defined in Rule 13e-3 promulgated under the Exchange Act includes a tender offer that has either a reasonable likelihood or a purpose of causing, directly or indirectly, the Shares to be held of record by less than 300 persons or delisted from Nasdaq. We currently have 245 stockholders of record."

(27) The first sentence of the subsection "Position of the Board of Directors" on page 52 has been revised to read as follows:

         "On October 17, 2003, our Board of Directors determined that the proposed Offer was fair to our Company and to the unaffiliated stockholders and approved the material terms of the Offer by unanimous vote, subject to final approval of the Offer to Purchase, and on November 11, 2003, our Board of Directors approved this Offer to Purchase by unanimous vote."

(28) The following three sentences replace the last sentence of the first paragraph under "Position of the Board of Directors" on page 52:

         In doing so, the Board's purpose, as well as that of Messrs. Podolski and Ploth, was to afford stockholders an opportunity to receive cash for a number of Shares and a price per Share in excess of market trading volumes and prices while, at the same time, enabling stockholders who wish to maintain their investment in Shares and to assume the benefits and risks of future operations, to do so. In addition, Messrs. Podolski and Ploth believe the Offer should occur because they believe the technologies may have value if they are allowed to be further developed. This transaction will allow them to continue in their current positions with us to see that the technologies are further developed with the remaining cash that will be left following completion of the Offer.

(29) The subsection "Fairness of Offer" on page 53 has been revised to read as follows:

         "In reaching its determination that the Offer represents a fair and reasonable value per Share and, on that basis, is fair to our unaffiliated stockholders, the Board of Directors considered a multitude of factors and circumstances, including our prior experiences over the past three years in trying to find a strategic alternative.

         Following the FDA's decision in August 1999 to place our lead candidate, VASOMAX, on hold in clinical trials, the Board engaged an investment broker to assist in finding a suitable merger candidate for us. These efforts continued over the next three years to no avail. Throughout these discussions, the Board remained steadfast in its desire to provide a return to the stockholders in excess of our existing cash value per share. For most of this period, our stock traded at a significant discount to our cash liquidation value per share, and although a decision could have been authorized to dissolve and distribute all our cash to our stockholders (subject to satisfactory resolution of the pending class action litigation), management and the Board believed that our technology had an incremental value over and above the cash liquidation value of our stock price. On several occasions, we attempted to merge with another company or be acquired by a third party, each time at a premium to the cash liquidation value of our common stock substantially similar to that offered here, but such attempted transactions were unsuccessful (see discussion on page 7). The Board and management continue to believe that our technology has some value in excess of the cash liquidation value of our stock. The structure of the Offer allows stockholders the opportunity to receive no less than the cash amount projected to be available for distribution had the Board elected to dissolve the Company at this time.

         In determining our projected cash liquidation value per share, the Board reviewed all of our assets and liabilities. The Board considered our current assets including cash and cash equivalents, accounts receivable, and prepayments. The Board also considered our current and anticipated liabilities, which include severance payable, insurance, lease obligations, current obligations for product development, accrued state income taxes and any potential damages associated with our class action lawsuit. The Board valued other non-liquid assets as well as the residual liabilities. The Board did not attribute value to its net operating loss carryforwards because of the contingent or uncertain value of those items.

         This analysis led to the determination that our projected cash liquidation value was $1.83 per share. The Board then set the minimum amount payable to any stockholder tendering his or her shares at this amount, to ensure that they would receive the cash value that was projected to be payable had we elected to (and been legally able to) dissolve at this time.

         In making its decision to conduct the tender offer at this time, the Board recognized that the longer it took to liquidate and dissolve as a result of the pending litigation, the less cash that would be available to distribute due to ongoing costs relating to running the Company. Also impacting this decision to conduct the Offer at this time were (i) the extensive regulatory delays encountered by our lead product, Vasomax, (ii) the risk that such products might not be removed from clinical hold on a timely basis or at all,
(iii) the costs associated with pursuing such actions, (iv) the early stage of our other two potential products, Progenta and Androxal, (v) the significant amount of capital required to provide clinical development of same, and (vi) the desire to provide our stockholders an opportunity to receive an amount equal to the cash liquidation value of the stock, without assuming the risk related to continuing the Company's efforts relating to the remaining technologies.

         On the other hand, allowing the management of the Company to finish the existing pre-clinical and clinical trials of Progenta and Androxal will allow those stockholders who elect to retain their Shares an opportunity to better assess the potential viability of Progenta and Androxal as drug candidates. Based upon the currently planned or pending studies and the time it will take to complete such studies, the Board wanted to ensure that the Company had at least $4,000,000 in cash or cash equivalents for management to use for such trials assuming that we repurchase the maximum number of Shares at the maximum price in the Offer. This amount is expected to provide the Company with sufficient funds to meet its operating expenses for a minimum of 12 months, which is projected to be sufficient time to complete such studies and allow for a subsequent financing; however, there can be no assurance that such amount will be sufficient or that the trials will be satisfactory to enable us to complete a financing (see Section 2 in the original Offer to Purchase under the subtitle "Zonagen's Plans After the Offer" for a complete description of our remaining technologies and the risk factors associated with such technologies.

         The Board believes that structuring the Offer in this manner, whereby a stockholder can elect to receive no less than the $1.83 per share cash liquidation value he or she would receive if we were to dissolve at this time, and up to $2.10 per share, or to elect to remain with the Company and participate in the future direction of our technologies, is the fairest way to structure the Offer and accomplish both objectives of maximizing the cash payable to stockholders while maintaining enough cash to potentially bring more value to the remaining technologies.

         In addition, at the time the Board made its determination to approve the Offer, our stock price was $1.68 per share. The range approved in the Offer represents a premium of approximately 9% to a maximum of 25% over the then current stock price. The Board's review of other tender offers by other companies during the past 12 months revealed a broad variety in offering prices and premiums, but a substantial number of these comparable transactions were in the same range as the range selected by the Company.

         The Board considered various factors in determining the procedural fairness of the Offer. None of the members of the Board, other than Joseph Podolski, who voted on the Offer were employees of the Company or had any such employment history. In addition, after the initiation of the Offer, the Board could still consider proposals superior to the Offer. Although the Offer is not being submitted to a vote of the stockholders and the Board did not retain a specific representative to act on behalf of the unaffiliated stockholders, it did not believe that these were necessary in view of the additional time and expense that would be required, the experience of the members of the Board and the effectiveness of the other procedures described above.

         The Board believes that the transaction is fair to both those stockholders who tender their shares and those who do not. Those who tender their shares will receive an amount in cash equal to the Purchase Price, which amount is in a range of 9% to 25% of the price per share at which our common stock traded immediately prior to the announcement of the Offer. The Offer is fair to those stockholders not tendering their shares because they will retain an ownership interest in a company with enough cash to initially develop its products through the completion of certain pre-clinical and clinical trials and with a product portfolio that the Company's management believes could provide significant value in the future, subject to all of the risks set forth in "Section 2-Risk Factors."

         The Board of Directors, and Joseph Podolski and Louis Ploth, Jr., believe that the Purchase Price is fair to unaffiliated stockholders for the reasons set forth above. The non-employee directors, who comprise a majority of the Board of Directors, have approved the offer and have not retained an unaffiliated representative to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the Offer or preparing a written report concerning the fairness of the Offer. Despite the lack of an unaffiliated representative acting solely on behalf of the unaffiliated stockholders, we believe that our Offer is procedurally fair to unaffiliated stockholders, in addition to being substantively fair with respect to the Purchase Price Range offered. We base these beliefs on the unanimous approval of our Offer by all of our non-employee directors, who comprise all but one position of the Board, and on the following factors: (i) the Offer allows stockholders to choose a price within a range established by us at which they are willing to tender, (ii) stockholders are not compelled to tender, (iii) stockholders are provided with full disclosure of the terms and conditions of the Offer and (iv) stockholders are afforded sufficient time to consider the Offer.

         The Board of Directors is not required to seek the approval or authorization of the stockholders to make the Offer. In the Offer, no stockholders or class of stockholders will be treated differently from any other stockholders or class of stockholder, except for the preference described in this Offer for stockholders who own less than 100 shares. Shares will be purchased from any tendering Director, executive officer, and stockholders holding more than 5% of the Shares on the same basis as all other stockholders."

(30) The two paragraphs of the subsection "OFFICERS" on page 55 have been revised to read as follows:

         "Joseph S. Podolski, our President and Chief Executive Officer, owns 91,881 Shares and options to acquire 248,000 Shares that are currently exercisable at exercise prices ranging from $2.94 to $8.38. Mr. Podolski has advised us that he currently intends to retain all of his Shares and options. Assuming that we purchase the maximum amount of Shares and are left with 1,643,583 shares of outstanding common stock following the Offer, Mr. Podolski could beneficially own or have the right to acquire approximately 10.8% of our outstanding shares based on his ownership described above.

         Louis Ploth, Jr., our Vice President, Business Development and Chief Financial Officer, owns 29,797 Shares and options to acquire 102,700 Shares that are currently exercisable at exercise prices ranging from $2.72 to $30.00. Mr. Ploth has advised us that he currently intends to retain all of his Shares and options. Assuming that we purchase the maximum amount of Shares and are left with 1,643,583 shares of outstanding common stock following the Offer, Mr. Ploth could beneficially own or have the right to acquire approximately 4.3% of our outstanding shares based on his ownership described above."

(31) The third sentence of the second full paragraph of the section "CONDITIONAL TENDER PROCEDURES" on page 66 has been revised to read as follows:

         "After the Offer expires, if more than 8,571,428 Shares are properly tendered and not properly withdrawn at or below the Purchase Price selected by us and we do not exercise our discretion to purchase more Shares (up to 2%), requiring proration of our acceptance of and payment for tendered Shares, then we will calculate a preliminary proration percentage based upon all Shares properly tendered, conditionally or unconditionally."

(32) The second sentence of the third full paragraphof the section "CONDITIONAL TENDER PROCEDURES" on page 66 has been revised to read as follows:

         "If we are able to purchase all of the remaining tendered Shares and the number that we would purchase would be below 8,571,428 Shares, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 8,571,428 Shares (or an amended amount)."

(33) Subsection (5) of the section "CONDITIONS OF THE OFFER" and the last paragraph of the section "CONDITIONS OF THE OFFER" on page 68 have been revised to read as follows:

         "Any change or changes shall have occurred in the business, condition (financial or otherwise), assets, income, operations, prospects, or stock ownership of us that, in the reasonable judgment of our Board of Directors after a good faith inquiry, is or may be material to us.

         The foregoing conditions are for our sole benefit, and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. We will not waive any condition or part of a condition on behalf of a particular stockholder or stockholders but only on behalf of all of our stockholders. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties. All of the conditions to the Offer must be satisfied or waived prior to the Expiration Date of the Offer."

(34) The first paragraph of the section "MISCELLANEOUS" on page 76 has been revised to read as follows:

         "This Supplement to the Offer to Purchase will be mailed as soon as practicable following the filing of this Supplement with the SEC on December 18, 2003 to record holders of Shares as of a record date of October 31, 2003 and will be furnished to brokers, dealers, commercial banks, and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares."

(35) The fourth paragraph of the section "MISCELLANEOUS" on page 77 has been revised to read as follows:

         "Pursuant to Rules 12e-3 and 13e-4 promulgated under the Exchange Act, we have filed with the SEC an amendment to the Issuer Tender Offer Statement on Schedule TO-I/A that contains additional information with respect to the Offer. The Schedule TO-I/A, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in "Section 14. Information About Zonagen" of the Offer to Purchase with respect to information concerning us."

ITEM 11.  ADDITIONAL INFORMATION.

All of the information in the Offer to Purchase dated November 19, 2003 and the related letter of transmittal, as modified by the information contained in the Supplement to Offer to Purchase dated December 18, 2003, filed herewith as Exhibit (a)(1), is hereby incorporated by reference in answer to Items 1 through 13 of Schedule TO.

ITEM 12. EXHIBITS.

(a)(1)   Supplement to the Offer to Purchase dated December 18, 2003.

(a)(5)   Text of Press Release issued by Zonagen, Inc. dated December 17, 2003.


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        SCHEDULE TO-I/A

                                        ZONAGEN, INC.

                                        By:    /s/ Joseph Podolski
                                               --------------------------------
                                        Name:  Joseph Podolski
                                        Title: President and Chief Executive
                                               Officer

                                        Dated: December 18, 2003


                                        By:    /s/ Louis Ploth, Jr.
                                               --------------------------------
                                        Name:  Louis Ploth, Jr.
                                        Title: Vice President, Business
                                               Development and Chief Financial
                                               Officer

                                        Dated: December 18, 2003


                                 EXHIBIT INDEX


EXHIBIT NUMBER    DESCRIPTION

(a)(1)            Supplement to the Offer to Purchase dated December 18, 2003.

(a)(5)            Text of Press Release issued by Zonagen, Inc. dated December
                  17, 2003.